ALEXCO RESOURCE CORP. INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT	(unaudited)
(expressed in thousands of dollars)

	SEPTEMBER 30	JUNE 30
	2009	2009
ASSETS
Current Assets
Cash and cash equivalents	$8,189	$10,045
Restricted cash and deposits	961	1,792
Accounts and other receivable	2,241	2,338
Prepaid expenses and other current assets	401	885
	11,792	15,060
Restricted Cash and Deposits	1,312	4,475
Property, Plant and Equipment (see note 5)	5,400	4,262
Mineral Properties and Deferred Exploration Costs (see note 6)	68,006	64,364
Intangible Assets	1,323	1,446
	$87,833	$89,607

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$2,984	$4,435
Consulting services contract loss provision	217	141
	3,201	4,576
Consulting Services Contract Loss Provision	1,055	1,009
Deferred Revenue	18,210	18,210
Asset Retirement Obligations	747	810
Future Income Tax Liabilities	5,092	5,239
	28,305	29,844
Shareholders’ Equity	59,528	59,763
	$87,833	$89,607

SUBSEQUENT EVENT (see note 12)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30	(unaudited)
(expressed in thousands of dollars, except
per share and share amounts)

	2009	2008

Consulting Revenue	$1,512	$1,537

Consulting Costs	1,033	1,019

Gross Profit	479	518

Expenses
Accretion of asset retirement obligations	5	8
Amortization of property, plant, and equipment (see note 5)	49	111
Amortization of intangible assets	123	153
Business development and investor relations	133	228
Foreign exchange loss (gain)	39	(7)
Office and miscellaneous	220	257
Professional fees	90	194
Regulatory fees	18	25
Salaries and contractors and stock-based compensation	671	548
Travel	48	50
Write-down of property, plant, and equipment	30	-

	1,426	1,567

Loss Before Other Income and Recovery of Taxes	(947)	(1,049)

Other Income
Interest income	8	90
Miscellaneous income	70	30

Loss Before Recovery of Taxes	(869)	(929)

Recovery of Taxes
Current	-	-
Future	147	270

Net Loss and Comprehensive Loss	$(722)	$(659)

Loss Per Share – Basic and Diluted	$(0.02)	$(0.02)
Weighted Average Number of Shares Outstanding (in thousands of shares)	43,080	35,831

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30	(unaudited)
(expressed in thousands of dollars)

	2009	2008

Cash Flows from Operating Activities
Net loss	$(722)	$(659)
Items not affecting cash from operations –
Accretion of asset retirement obligations	5	8
Amortization of property, plant and equipment (see note 5)	105	111
Amortization of intangible assets	123	153
Stock-based compensation	67	42
Recovery of future income taxes	(147)	(270)
Consulting services contract loss provision	(15)	-
Write-down of property, plant and equipment	30	-

	(554)	(615)

Expenditures on asset retirement obligations	(68)	(182)
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	97	(441)
Prepaid expenses and other current assets	198	124
Accounts payable and accrued liabilities	(267)	1,109

	(594)	(5)

Cash Flows from Investing Activities
Investment in mineral properties and deferred exploration costs	(4,625)	(5,505)
Purchase of property, plant and equipment	(1,051)	(584)
Increase in restricted cash and deposits	(10)	(298)
Decrease in restricted cash and deposits	4,004	-

	(1,682)	(6,387)

Cash Flows from Financing Activities
Common shares issued on exercise of warrants	420	-

	420	-

Net Cash Flows	(1,856)	(6,392)

Cash and Cash Equivalents – Beginning of Period	10,045	13,005

Cash and Cash Equivalents – End of Period	$8,189	$6,613

SUPPLEMENTAL INFORMATION (see note 9)

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2009	(unaudited)

	Common Shares
				Stock	Contributed
	Shares	Amount	Warrants	Options	Surplus	Deficit	Total

Balance – June 30, 2008	35,831,014	$59,117	$2,878	$5,120	$492	$(9,853)	$57,754

Private placements, net of
issuance costs	6,928,572	12,559	34	-	-	-	12,593
Issuance costs attributed to
renunciation of exploration
expenditures	-	(2,100)	-	-	-	-	(2,100)
Exercise of stock options	110,000	131	-	(43)	-	-	88
Issued for acquisition of mineral
property interest	210,000	315	-	-	-	-	315
Warrants expired	-	-	(58)	-	58	-	-
Compensation expense recognized	-	-	-	686	-	-	686
Stock options expired	-	-	-	(540)	540	-	-
Net loss for the year	-	-	-	-	-	(9,573)	(9,573)

Balance – June 30, 2009	43,079,586	70,022	2,854	5,223	1,090	(19,426)	59,763

Exercise of warrants	210,000	454	(34)	-	-	-	420
Compensation expense recognized	-	-	-	67	-	-	67
Stock options expired	-	-	-	(7)	7	-	-
Net loss for the period	-	-	-	-	-	(722)	(722)

Balance – September 30, 2009	43,289,586	$70,476	$2,820	$5,283	$1,097	$(20,148)	$59,528

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mineral exploration in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States.

The Corporation is in the process of exploring its mineral properties and has not yet determined whether they contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete the exploration and development, and upon future profitable production or proceeds from disposition of the mineral properties. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties and deferred exploration costs are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Basis of Consolidation and Presentation of Interim Financial Statements

These interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. These interim consolidated financial statements do not include all of the disclosures and notes required in annual financial statements and as such should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, being those for the year ended June 30, 2009.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Corporation’s most recent annual consolidated financial statements, except with respect to the following new and revised accounting standards which the Corporation is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2009.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation adopted the new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.

This Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition, and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings. The adoption of this new standard has had no impact on the Corporation’s financial statements.

4.	Future Accounting Policy Changes

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

5.	Property, Plant and Equipment

			September 30
		Accumulated	2009
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,438	$749	$2,689
Mill under construction	1,380	-	1,380
Heavy machinery and equipment	1,777	815	962
Leasehold improvements	436	191	245
Furniture and office equipment	190	85	105
Computer hardware and software	320	301	19

	$7,541	$2,141	$5,400

			June 30
		Accumulated	2009
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,435	$654	$2,781
Heavy machinery and equipment	1,835	757	1,078
Leasehold improvements	436	173	263
Furniture and office equipment	190	75	115
Computer hardware and software	317	292	25

	$6,213	$1,951	$4,262

During the three month period ended September 30, 2009, the Corporation recorded total amortization of property, plant and equipment of $224,000 (2008 – $224,000), of which $119,000 (2008 – $113,000) was

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

related to property, plant and equipment used in exploration activities and has been capitalized to deferred exploration costs. The balance of $105,000 has been charged to income, of which $56,000 is recorded in consulting costs and $49,000 is reflected under general expenses (2008 – $nil and $111,000, respectively).

6.	Mineral Properties and Deferred Exploration Costs

		Expenditures
	June 30	Incurred	September 30
	2009	In the Period	2009

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,553	$-	$3,553
Other Properties	7,652	16	7,668
McQuesten	2,138	-	2,138
Brewery Creek	1	-	1
Other	98	-	98

	13,442	16	13,458

Deferred Exploration Costs
Keno Hill District Properties –
Bellekeno	29,515	1,873	31,388
Other Properties	21,227	1,753	22,980
McQuesten	91	-	91
Brewery Creek	-	-	-
Other	89	-	89

	50,922	3,626	54,548

Total	$64,364	$3,642	$68,006

In August 2009, the Corporation entered into an option agreement with a third party under which the third party has been granted exclusive rights to earn up to a 75% interest in the Brewery Creek property other than with respect to barite deposits, and earn a 50% interest in any barite deposits located on the property. The third party can earn the full 75% interest in the property excluding barite deposits by incurring aggregate non-barite-related exploration and development expenditures of at least $6 million and completing a non-barite bankable feasibility study by December 31, 2014. If the third party earns its full 75% interest, the Corporation will have a one-time option to claw back a 10% interest by paying a cash amount equal to 2.5 times the third party’s non-Barite related expenditures in excess of $4 million. The third party can earn the 50% barite interest by incurring $1 million in barite-related exploration expenditures by December 31, 2012, subject to the condition that it has also incurred at least $3.5 million in expenditures towards the non-barite interest

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

7.	Warrants

The changes in warrants issued are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount
Balance – June 30, 2008	$5.73	1,970,489	$2,878
Broker’s warrants issued	$2.00	210,000	34
Carrying amount of warrants expired	$5.35	(85,800)	(58)
Balance – June 30, 2009	$5.37	2,094,689	2,854
Exercise of warrants	$2.00	(210,000)	(34)
Balance – September 30, 2009	$5.75	1,884,689	$2,820

Warrants outstanding at September 30, 2009 are summarized as follows:

	Number
	of shares
	issuable	Exercise
Expiry date	on exercise	price

December 21, 2009	1,884,689	$5.75

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

8.	Stock-Based Compensation

The changes in incentive stock options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2008	$3.19	3,541,100	$5,120

Stock options granted	$1.65	635,000	-
Compensation expense recognized	-	-	686
Carrying amount of options exercised	$0.80	(110,000)	(43)
Carrying amount of options expired	$4.55	(265,000)	(540)

Balance – June 30, 2009	$2.90	3,801,100	5,223

Stock options granted	$2.18	50,000	-
Compensation expense recognized	-	-	67
Carrying amount of options expired	$4.46	(3,000)	(7)

Balance – September 30, 2009	$2.89	3,848,100	$5,283

Incentive stock options outstanding and exercisable at September 30, 2009 are summarized as follows:

	Options Outstanding			Options Exercisable
	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price
$0.80	825,000	2.71	$ 0.80	825,000	$ 0.80
$1.50	183,100	3.21	$ 1.50	183,100	$ 1.50
$1.65	635,000	6.47	$ 1.65	635,000	$ 1.65
$2.18	50,000	6.81	$ 2.18	50,000	$ 2.18
$3.08	895,000	3.63	$ 3.08	895,000	$ 3.08
$3.88	15,000	5.64	$ 3.88	15,000	$ 3.88
$4.46	195,000	5.37	$ 4.46	195,000	$ 4.46
$4.99	785,000	4.30	$ 4.99	785,000	$ 4.99
$5.19	150,000	5.03	$ 5.19	150,000	$ 5.19
$5.38	50,000	4.67	$ 5.38	50,000	$ 5.38
$5.90	65,000	4.42	$ 5.90	65,000	$ 5.90
	3,848,100	3.08	$ 2.89	3,848,100	$ 2.89

An aggregate 50,000 incentive stock options were granted under the Corporation’s stock option plan during the three month period ended September 30, 2009, were fully vested upon granting, carried an exercise price equal to the market price of the common shares as at the granting date and had a per-share fair value at the date of the granting of $1.34. The fair value of the options at the date of granting was determined

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

under the Black-Scholes option pricing model, assuming a risk-free interest rate of 2.4%, an expected life of options of 4 years, an expected volatility of 83% and no expected dividends.

The stock-based compensation expense recognized during the three month period ended September 30, 2009 in respect of options granted was $67,000 (2008 – $64,000), the full amount of which has been charged to income.

9.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month periods ended September 30, 2009 and 2008 is summarized as follows:

	2009	2008

Composition of Cash and Cash Equivalents
Cash and demand deposits	$1,990	$1,802
Bankers’ acceptances	6,199	4,811

	$8,189	$6,613

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-Cash Investing and Financing Transactions
Increase (decrease) in non-cash working capital related to:
Mineral properties	$(1,385)	$313
Property, plant and equipment	$589	$93

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

10.	Segmented Information

For the three months ended	Consulting	Mineral
September 30, 2009	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,028	$-	$-	$1,028
Non-Canadian	484	-	-	484
Intersegment	471	-	-	471
Total segment revenues	1,983	-	-	1,983
Intersegment revenues
eliminated on consolidation	(471)	-	-	(471)
Total revenues as reported	$1,512	$-	$-	$1,512

Segment loss before recovery of taxes	$(89)	$(30)	$(750)	$(869)

Total assets	$5,286	$74,207	$8,340	$87,833

For the three months ended	Consulting	Mineral
September 30, 2008	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,401	$-	$-	$1,401
Non-Canadian	136	-	-	136
Intersegment	393	-	-	393
Total segment revenues	1,930	-	-	1,930
Intersegment revenues
eliminated on consolidation	(393)	-	-	(393)
Total revenues as reported	$1,537	$-	$-	$1,537

Segment loss before recovery of taxes	$(103)	$-	$(826)	$(929)

Total assets	$7,200	$52,765	$7,312	$67,277

The Corporation’s two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

11.	Related Party Transactions

During the three month period ended September 30, 2009, the Corporation incurred $24,000 (2008 – $24,000) in respect of rent of office space under an agreement with Access Field Services, a company owned by certain individuals who are executive officers of the Corporation and its subsidiary Access. At September 30, 2009, accounts payable and accrued liabilities include $5,000 due to Access Field Services (June 30, 2009 – $nil).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

12.	Subsequent Event

In November 2009, the Corporation announced the completion of a positive Development Plan for the Bellekeno mine. The Development Plan incorporates the terms of Alexco’s agreement with Silver Wheaton Corp. (“Silver Wheaton”), and outlines a project with a pre-tax net present value to Alexco of $31.9 million over an initial mine life of approximately four years. Silver Wheaton has provided written confirmation of their acceptance that the Development Plan is favourable, and the Corporation’s board of directors has authorized the initiation of construction activity in anticipation of full mine production in the third quarter of 2010.